UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

“BBVA, S.A.”, pursuant to the provisions of article 82 of the Spanish
Market Act, proceeds by means of the present document to notify the following:
SIGNIFICANT EVENT

Extraordinary General Meeting of shareholders BANCO BILBAO VIZCAYA ARGENTARIA,
S.A. 14 June 2005
RESOLUTIONS PASSED

First resolution.-

INCREASE OF SHARE CAPITAL TO BE EXCHANGED FOR A NONCASH CONSIDERATION

To increase BBVA share capital by a nominal amount of two-hundred and sixty million, two-hundred and fifty-four thousand, seven-hundred and fortyfive euros seventeen cents (€260,254,745.17), by issuing and putting into circulation five-hundred and thirty-one million, one-hundred and thirty-two thousand, one-hundred and thirty-three (531,132,133) ordinary shares, each of 0.49 euros face value, of the same class and series as existing BBVA shares, represented book entries, in order to cover the sum established in the public bid (the
“Bid”) intended to acquire up to 2,655,660,664 (two billion, six-hundred and fifty-five million, six-hundred and sixty thousand, six-hundred and sixty-four)
ordinary shares in the Banca Nazionale del Laboro SpA (“BNL”).

1.1. Issue price

The shares shall be issued at an issue price (nominal price plus issue premium)
equal to the price of BBVA stock on closing of the previous day’s trading immediately before the EGM that approves this increase, provided said closing price is above 4.59 euros (net book value per share of already existing BBVA shares as acredited in the report from an accounts auditor other than the company’s own auditor, as established in article 159.1 of the Company Act, according to the financial statements audited to 31st December 2004) and not higher than 12.60 euros (average of closing price of BBVA stock on 18th March
2005, date on which the operation is announced).

Should the closing price of BBVA stock on the trading day prior to the EGM approving this increase not be higher than 4.59 euros (net book value per the issue price will be 4.60 euros. Should said closing price be higher than
12.60 euros, the issue price per share will be 12.60 euros. To such effects, closing price shall be the price published as such by the Sistema de
Interconexión Bursátil (SIBE).

The issue premium shall be the difference between the issue price determined according to the above provisions and the face value of the shares (0.49 euros)
and the Board of Directors will tell it.

1.2. Target of increase - Consideration

The shares targeted through this increase shall be fully subscribed and paid up by a non-cash consideration comprising ordinary shares of the Italian company
BNL listed on the Mercato Telemático Azionario organised and managed by Borsa
Italiana, in the ratio of five (5) ordinary BNL shares for each one (1) newly issued share in Banco Bilbao Vizcaya Argentaria, S.A.

1.3. Incomplete subscription

Pursuant to article 161.1 of the Company Act, the possibility of incomplete subscription to the increase is expressly foreseen.

Consequently, should the Bid not be accepted by all the holders of ordinary BNL shares targeted by it, this resolution to increase BBVA capital will be implemented to the amount corresponding to the Banco Bilbao Vizcaya Argentaria,
S.A. shares effectively subscribed and paid up, the remaining amount being left null and void.

1.4. Exclusion of pre-emptive subscription rights

With respect to the requirements of corporate interest, and in order to permit the new BBVA shares to be subscribed and paid up by holders of ordinary BNL stock that they will swap for them, a total waiver is placed on the subscription right of BBVA share holders and convertible bond holders.

To such effects, pursuant to 1.1 above, the issue price must be higher than the net book value of BBVA stock, as accredited in the report issued by an auditor of accounts other than the company's current auditor, in compliance with
159.1 of the Company Act.

1.5. Rights of the new shares

The newly issued shares shall be ordinary shares, the same as those currently circulation. They shall be represented by book entries to be recorded by
Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de
Valores, S.A. (Iberclear) and its partner companies.

The new shares will grant holders the right to participate in any payout of corporate earnings that may be distributed after the date of their inclusion on the Iberclear books and in the net worth resulting from liquidation.

1.6. Suspensive Condition

This capital increase is subject to the effective implementation, development and conclusion of the Bid launched by BBVA over ordinary BNL shares, and the granting of due authorisations or permits and the success of any arrangements that may be necessary to complete the process.

1.7. Application of the special tax regime established in Chapter VIII of Part
VII of the Consolidated Text of the Company Tax Act

Pursuant to article 96 of the consolidated text of the Company Tax Act approved by legislative royal decree 4/2004, it is resolved to choose to apply the special tax regime established under Chapter VIII of Part VII and in the Second
Additional Provision of the aforementioned consolidated text of the Company Tax
Act with respect to the capital increase for a non-cash consideration
BNL stock.

1.8. Request to list the new shares

It is resolved to request admission to trading of the new shares to be issued, subscribed and paid up by virtue of the above resolutions, on the Securities
Markets of Madrid, Barcelona, Bilbao and Valencia, through the electronic trading system (Sistema de Interconexión Bursátil, Mercado Continuo). It is
further resolved to take necessary measures and actions to submit any documents required to the competent bodies of Securities Exchanges abroad where BBVA shares are listed at the time of issue, so that the new shares issued as a consequence of the capital increase herein resolved can also be listed there.

To such effects, authority is conferred on the board of directors and the executive committee, with express rights of substitution in both cases, once this resolution has been executed, to make the corresponding applications, draw up and present any documents deemed appropriate in the terms they consider advisable, and take any measures that may be necessary for such purpose.

Should the securities issued by virtue of this delegation later be de-listed, the request to de-list them shall comply with the provisions of article 27 of the Exchange Regulations and guarantee the interests of shareholders or bond holders who oppose or do not vote for the de-listing resolution, thereby satisfying the requirements of the Companies Act and other similar provisions.
All this must meet the stipulations of said Exchange Regulations, the
Exchange Law and its accompanying provisions.

1.9. Amendment of Bylaws

As a consequence of this capital increase, article 5 of the company bylaws will be amended. Provided the share capital increase resolved is fully subscribed drawn up, article 5 will read as follows:

“Article 5. Share Capital

The bank’s share capital is ONE-THOUSAND NINE-HUNDRED AND
TWENTY-ONE MILLION, SEVEN-HUNDRED AND SEVENTY-TWO
THOUSAND, TWO-HUNDRED AND FORTY-SIX EUROS TWENTYOUR
CENTS (1,921,772,246.24), represented by THREE-THOUSAND
NINE-HUNDRED AND TWENTY-ONE MILLION, NINE-HUNDRED
AND EIGHTY-FOUR THOUSAND, ONE-HUNDRED AND SEVENTYSIX
(3,921,984,176) shares, each of FORTY-NINE (49) EURO-CENTS
face value, all of the same class and series, fully subscribed and paid
up. “

1.10. Proxy

The board of directors is authorised to delegate in turn to its executive committee with express powers of substitution, all powers necessary to decide within a maximum term of one year the date on which this increase shall be put into effect, fully or partially, within the limits established. Likewise, to determine the opening and closing dates of the bidding period, and even to decide not to implement this capital issue should the terms of the Bid be altered. In such event, the board may approve a capital increase different from the one resolved herein, pursuant to the authorisation conferred by the AGM,
28th February 2004, in compliance with article 153.1 b) of the Company Act. The board is likewise empowered, with authorisation to delegate in turn to its executive committee, with express powers of substitution, to determine the figure for which the capital increase will finally be made, including subscription of the increase, the way the contribution and swap of shares shall proceed, and the amended wording of article 5 of the company bylaws, to adapt to the new figure for share capital and the number of shares resulting from the new issue, and to establish the terms and conditions of the increase that are not established by this EGM. Finally, the board is empowered to do the following, and authorised to delegate in turn to its executive committee with express powers of substitution: to take such measures as they deem necessary in any jurisdiction where the BBVA shares are traded, listed or a listing application has been made; to draw up any protocols, applications, communications or notifications required by applicable law in each competent jurisdiction; to take such measures as they deem necessary before any national or foreign competent authorities; to approve and sign such public and private documents as may be necessary or appropriate for the full enforcement of the resolutions to increase capital; to implement the choice of special tax regime established in Chapter VIII of Part VII and the second additional provision of the consolidated text of the Company Tax Law and to appreciate compliance with the condition to which the execution of the present capital increase is subject.

Second resolution.-

To confer on the board of directors, with express powers of substitution by the executive committee or the director(s) it deems pertinent, the broadest authority at law necessary for the fullest execution of the resolutions adopted by this EGM. The board or its substitute may establish, complete, develop and amend the resolutions adopted by this EGM making such arrangements as may be necessary with the Bank of Spain, the Treasury and Financial Policy Department,
the CNMV (Spanish Securities Market Commission), the body overseeing electronic book-entry trading, the Company Registry and any other public or private organisations. To such effects, they may (i) establish, complete, develop, amend, correct omissions and adapt said resolutions in accordance with the verbal or written recommendation of the Company Registry and any other authorities, government officers or competent institutions; (ii) draw up and publish announcements required by law; (iii) grant any public or private documents deems necessary or advisable and (iv) take such steps as necessary or advisable to put the resolutions into effect, and in particular, to have them lodged with the Company Registry or other registries where they should be filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 14, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.